UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Orbital Tracking Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

68558X100

(CUSIP Number)

December 20, 2017

(Date of Event Which Requires Filing of this Statement)

Check appropriate Box to designate the rule pursuant to which this Schedule is filed:

[  ]Rule 13d-1(b)

[X]Rule 13d-1(c)

[  ]Rule 13d-1(d)

1.	Names of Reporting Persons: Sandor Capital Master Fund
I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially by Owned by Each Reporting Person With:

5.	Sole Voting Power:	14,008,435	Shares

6.	Shared Voting Power:	0	Shares

7.	Sole Dispositive Power:	14,008,435	Shares

8.	Shared Dispositive Power:	0	Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,008,435 Shares

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

11.	Percent of Class Represented by Amount in Row (11): 7.79%

12.	Type of Reporting Person (See Instructions): PN

ITEM 1. SECURITY AND ISSUER.

a.	Name of Issuer: Orbital Tracking Corp.
b.	Address of Issuer’s Principal Executive Offices: 18851 NE 29th Avenue, Suite 700, Aventura, FL 33180

ITEM 2. IDENTITY AND BACKGROUND

(a)	Name. Sandor Capital Master Fund

(b)	Business Address. 2828 Routh St., Ste. 500, Dallas, TX 75201

(c)	Citizenship: United States

(d)	Title of Class of Securities. Common Stock

(e)	CUSIP Number. 68558X100

ITEM 3. NA

ITEM 4. OWNERSHIP

(a)	Amount beneficially owned: 14,008,435

(b)	Percent of Class: 7.79%

(c)	Number of shares:

(i)	Sole power to vote or to direct the vote: 14,008,435

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispute or to direct the disposition of: 14,008,435

(iv)	shared power to dispose or to direct the disposition of: 0

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

(a)	Date Ceased to be a 5% Owner. NA

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

NA

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

None.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

NA

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

NA

ITEM 10. CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 16, 2018

/s/ John Lemak
Sandor Capital Master Fund
By:	John Lemak
Its:	General Partner